

Mail Stop 4631

November 22, 2016

Via E-Mail
Michael Chavez
President
Reliant Holdings, Inc.
12343 Hymeadow Drive, Suite 3-A
Austin, Texas 78750

      **Re:**    **Reliant Holdings, Inc.**
              **Registration Statement on Form S-1**
              **Filed October 27, 2016**
              **File No. 333-214274**

Dear Mr. Chavez:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.    Please advise us of all registration statements of companies for which your sole Director and President may have acted as a promoter or in which he had a controlling interest. Describe in detail the nature and extent of the direct or indirect relationship between your sole Director and President and those companies and their affiliates. Indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the Commission.

2.      We note that your counsel, David M. Loev, has been involved in the initial filings of
        several development stage and shell companies.  Please provide us with an analysis
        regarding why Mr. Loev should not be considered a promoter as that term is defined
        under Rule 405 of Regulation C under the Securities Act.

Cover Page

3.      Please remove Pink Sheets market from the list of market places.

Prospectus Summary, page 1

Description of Business Operations, page 1

4.      We note your reference to awards won by Reliant Pools.  Please revise your disclosure
        here and in your Business section to provide specifics regarding such awards.

Plan of Operations, page 2

5.      We note your disclosure that you do not anticipate the need for any additional funding in
        order to continue your operations at their current levels.  Please reconcile this disclosure
        with your disclosure elsewhere in your registration statement that following this offering,
        as a public company, you will incur expenses of approximately $75,000 to comply with
        public company reporting requirements.  We note that similar disclosure appears in the
        Summary of the Offering section and Business section of your registration statement.

Risk Factors, page 9

6.      Please revise this section in its entirety to remove redundant risk factors.  By way of
        example, we note that (i) risks associated with compliance with Sarbanes-Oxley are
        located on both page 18 and page 19 and (ii) risks associated with the lack of a public
        market for your securities are included on page 20 and page 23.

We require additional financing, and we may not be able to raise funds . . ., page 9

7.      We note your disclosure that you need approximately $200,000 in additional funding to
        support your operations over the next 12 months.  Please reconcile this disclosure with
        your disclosure elsewhere in your registration that you do not anticipate the need for any
        additional funding to continue your operations at their current levels.

Directors, Executive Officers and Corporate Governance, page 26

8.      Please revise your biographical information for Elijah May to include a discussion of his
        principal occupations and employment during the past five years.  See Item 11(k) of
        Form S-1 and Item 401(e)(1) of Regulation S-K.

Executive and Director Compensation, page 29

9.      Please revise the disclosure in your summary compensation table under Footnote (2) to provide more detail regarding the tax reimbursement.

Description of Business, page 32

Organizational History, page 32

10.     Please revise your disclosure to describe the development of Reliant Pools, Inc.  See Item 11(a) of Form S-1 and Item 101(h) of Regulation S-K.

Competitive Strengths, page 33

11.     We note your reference to a "pool development team."  We further note your references on page 34 to "schedulers" and "field supervisors."  Please reconcile with your disclosure on page 38 that you have four employees.

Swimming Pool Sales and Industry, page 33

12.     We note your disclosure on page 33 that you focus on the installation of concrete pools.  We also note your disclosure on page 34 regarding vinyl-lined pools and fiberglass pools.  Please tell us if you also design and install vinyl-lined and fiberglass pools.

Dependence on a Limited Number of Customers, page 35

13.     Please tell us whether your large customers are the home builders you refer to on page 33.

Government Regulations, page 38

14.     Please expand your disclosure to discuss in more detail the regulations affecting and the effect of such regulations on your business.  In particular, discuss the environmental laws your business is subject to as well as the broader financial impact that various regulations have on your business.  See Item 11(a) of Form S-1 and Items 101(h)(4)(ix) and (xi) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition . . ., page 40

15.    Please revise your disclosure throughout this section to discuss the specific reasons for the changes in your operating results so that potential investors gain better insight into your results, particularly for trend purposes and discerning future prospects. By way of example, you state that several results increased because of your referral business; you state that interest expense was due to an equipment purchase; and you state that operating expenses increased due to the addition of personnel to help with increased operations. See Item 11(h) of Form S-1 and Item 303 of Regulation S-K.

Results of Operations, page 41

16.    Gross margin increased from 19% of revenue for the fiscal year ended December 31, 2014, to 27% for the same period in 2015. Please amend your filing to provide a more robust analysis of the contributing factors (i.e. lower cost of supplies, decreased salaries, increased selling price, etc.) driving the increase in gross margin. Refer to Item 303 of Regulation S-K for guidance.

Liquidity and Capital Resources, page 42

17.    Please amend your filing to explain the nature of your $10,000 federal income tax receivable as of June 30, 2016. Refer to Item 303 of Regulation S-K for guidance.

Exhibits

18.    We note that you have provided a form of legality opinion. Please file an executed opinion before you request acceleration of the effectiveness of your registration statement. See Section III.D.3 of Staff Legal Bulletin No. 19 (October 14, 2011).

19.    Because the opinion that the common stock has been "validly issued" is understood to mean that the registrant is validly existing under the laws of the jurisdiction in which it is incorporated, and the securities are duly authorized, please remove the assumption in subparagraph (4) on page 2 of the legal opinion that the Company will at all times remain duly organized, validly existing, and in good standing under the laws of the State of Nevada. See Section II.B.1.a of Staff Legal Bulletin No. 19 (October 14, 2011).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   You may contact Tracey McKoy (Staff Accountant) at 202-551-3772 or Terence O'Brien (Accounting Branch Chief) at 202-551-3355 if you have questions regarding comments on the financial statements and related matters.  Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3729 with any other questions.

         Sincerely,

         /s/ Craig Slivka, for

         Pamela Long
         Assistant Director
         Office of Manufacturing and
         Construction

cc:  David M. Loev
   The Loev Law Firm, PC